February 4, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:	Claudia Rios and Kevin Dougherty

Re:	Inflection Point Acquisition Corp. II

USA Rare Earth, LLC

Amendment No. 1 to Registration Statement on Form S-4

Filed January 6, 2025

File No. 333-283181

Dear Ms. Rios / Mr. Dougherty:

On behalf of Inflection Point Acquisition Corp. II, a Cayman Islands exempted company (the “Inflection Point”) and USA Rare Earth, LLC, a Delaware corporation (the “USARE” and together with Inflection Point, the “Co-Registrants”), we are writing to submit Inflection Point and USARE’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated January 23, 2025 (the “Comment Letter”), with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4, filed on January 6, 2025 ( “Amendment No.1”).

The Co-Registrants have filed via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the Co-Registrants’ responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Co-Registrants’ response. All page references in the responses set forth below refer to page numbers in Amendment No. 2. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4 filed January 6, 2025

Information about USARE

The Rare Earth Magnet Industry: Challenges and Growth Opportunities, page 217

1.	We note your disclosure that “even in a potential scenario of slower growth for electric cars that is now possible in the United States due to the anticipated changing policies of the incoming Trump administration” there are significant growth opportunities for domestic supply of NdFeB magnets in the existing domestic market due to (i) potential instability in supply of rare earth magnets from China and (ii) demand from wind turbines that rely on NdFeB magnets for their generators and (iii) demand from the defense industry. To the extent material, please address any impact of Trump administration policies on your other demand sectors of wind energy projects and defense. For example, we note the Executive Order executed January 20, 2025 temporarily halting offshore wind lease sales in federal waters and pausing the issuance of approvals for both onshore and offshore wind projects.

Response: In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 222 of Amendment No. 2.

United States Securities and Exchange Commission February 4, 2025

Beneficial Ownership of Securities, page 253

2.	We note your response to prior comment 22 and reissue the comment. Please revise to disclose the natural person(s) who have voting and/or investment control over the shares held each 5% stockholder that is an entity, such as U.S. Trading Metals RE, LLC and The DinSha Dynasty Trust.

Response: In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 258 and 260 of Amendment No. 2.

Management of New USARE Following the Business Combination, page 267

3.	Please disclose all compensation awarded to, earned by, or paid to each person who will serve as a director or an executive officer of the surviving or acquiring company for the Fiscal Year Ended December 31, 2024. See Item 18(a)(7) of Form S-4 and Item 402 of Regulation S-K.

Response: In response to the Staff’s comment, the Co-Registrants have revised the disclosure beginning on page 265 and 266 of Amendment No. 2.

Financial Statements

USA Rare Earth, LLC Financial Statements for the Nine Months Ended September 30, 2024

Notes to the Condensed Consolidated Financial Statements

Note 13. Mezzanine and Shareholders’/Members’ Equity

Class A-1 and A-2 Convertible Preferred Shares/Units, page F-97

4.	Your pro forma disclosures on page 177 appear to contradict disclosures on page F-97 regarding the triggering event that requires redemption of your Class A-2 Convertible preferred Shares/Units, which are classified as mezzanine on your balance sheet.

You state here that if the merger is not closed within 12 months and the delay is reasonably deemed to be due to factors within the Company’s control, that the holders of Class A-2 Convertible Preferred Shares/Units have the option to require the Company to repurchase 100% of such Shares/Units. However, your pro forma disclosures on page 177 states that the redemption feature is triggered upon a contingent event that is not solely within your control.

Please address this disclosure discrepancy and clearly state whether the event that triggers the redemption feature is or is “not solely” within your control. In addition, provide your analysis under ASC 480-10-S-993-A as to why mezzanine (temporary equity) classification is appropriate for your Class A-2 Convertible Preferred Shares/Units.

Response: In response to the Staff’s comment, the Co-Registrants have revised the disclosures on pages 181, 182 and F-98 of Amendment No. 2. Additionally, refer to the Co-Registrants’ analysis, below, under ASC 480-10-S99-3A as to why mezzanine (temporary equity) classification is appropriate for the Class A-2 convertible preferred units of USARE (the “Class A-2 Convertible Preferred Units”):

Due to the holder’s ability to exercise the option to require USARE to redeem for cash all or any portion of such holder’s shares in the event the Business Combination does not close within 12 months of the Business Combination Agreement date and the delay is reasonably deemed to be due to factors within USARE’s control, there is the potential for a scenario where the holder is able to redeem for cash all or any portion of such holder’s shares, resulting in the financial instrument not meeting the criteria for classification as permanent equity.

United States Securities and Exchange Commission February 4, 2025

For SEC registrants, ASC 480-10-S99 requires preferred stock redeemable for cash or other assets to be classified outside of permanent equity (in the “mezzanine” equity or “temporary” equity section), if it is redeemable:

1.	At a fixed or determinable price on a fixed or determinable date;

2.	At the option of the shareholder;

3.	Upon the occurrence of an event that is not solely within the control of the reporting entity.

Securities with redemption features that are solely in control of the issuer should be classified as permanent equity. Additionally, all events that may trigger redemption should be evaluated separately. As a result, USARE analyzed each of the characteristics above separately to determine whether the stock shall be classified as permanent or mezzanine equity.

As the Class A-2 Convertible Preferred Units do contain a redemption feature, management assessed ASC 480-10-S99 as follows:

1.	At a fixed or determinable price on a fixed or determinable date;

Management’s Analysis: Upon review of the terms of the Class A-2 Convertible Preferred Units, each holder of shares of the Class A-2 Convertible Preferred Units has the right, at such holder’s option, to require USARE to redeem for cash all or any portion of such holder’s shares in the event the Business Combination does not close within 12 months of the Business Combination Agreement date and the delay is reasonably deemed to be due to factors within USARE’s control (Letter pursuant to the Company Letter Agreement). Accordingly, the shares are not redeemable on a fixed date as the redemption date may not occur if USARE closes the Business Combination within 12 months. Therefore, this criterion is not met.

2.	At the option of the shareholder;

Management’s Analysis: The Class A-2 Convertible Preferred Units are redeemable at the option of the holder upon a contingent event. As the redemption at the option of the holder is triggered by a contingent event, management assessed the third criterion below to determine if the event is solely within the control of USARE.

United States Securities and Exchange Commission February 4, 2025

3.	Upon the occurrence of an event that is not solely within the control of the reporting entity.

Management’s Analysis: As noted above, the Class A-2 Convertible Preferred Units are redeemable at the option of the holder only in the event the Business Combination does not close within 12 months of the Business Combination Agreement date and the delay is reasonably deemed to be due to factors within USARE’s control. Accordingly, management assessed whether the event is solely within the control of USARE.

Management notes that the Class A-2 Convertible Preferred Units were determined by management to be classified as temporary equity in accordance with ASC 480-10-S99-3A, Distinguishing Liabilities from Equity, because the redemption feature of such shares is not solely within the control of USARE since, among other things, the option to exercise the redemption right is held by the shareholder and not USARE and the factors that would be “reasonably deemed” to be within USARE’s control cannot be known at this time. As management believes the redemption feature is not solely within the control of USARE, this criterion is met.

Management notes that the third criterion above has been met. As shares cannot be classified within permanent equity if one or more of the above criteria are met, the Class A-2 Convertible Preferred Units have been classified in temporary equity (mezzanine equity) in accordance with ASC 480-10-S99. ASC 480-10-S99-3A states that stock classified in temporary equity should be initially measured at its fair value on the date of issuance.

United States Securities and Exchange Commission February 4, 2025

General

5.	We note that Goldman Sachs & Co. LLC provided a resignation letter, or Section 11(b) notice, to the Commission. Please provide a summary of this letter or notice, including a description of the specific roles from which Goldman Sachs resigned. Consider if any risk factor disclosure would be appropriate considering this resignation.

Response: In response to the Staff’s comment, the Co-Registrants respectfully inform the Staff that on January 6, 2025, Goldman Sachs provided such letter to Inflection Point, stating that, as of October 23, 2024, Goldman Sachs had resigned and ceased to act as financial advisor to USARE and any related capacity or role, and will not act in any other capacity or role with or for USARE, Inflection Point, any affiliate of either USARE or Inflection Point (each, an “Affiliate”), or any entity formed or caused to be formed by USARE, Inflection Point, or any Affiliate (each, a “Formed Entity”), in each case, in connection with the proposed business combination of USARE and Inflection Point, and that Goldman Sachs will not be responsible for any part of any registration statement that Inflection Point, USARE, an Affiliate, or a Formed Entity may file in connection with a potential business combination transaction, including any amendments thereto or documents incorporated therein. It also stated that the letter is not an admission that Goldman Sachs is an underwriter, as that term is defined in Section 2(a)(11) of the Securities Act of 1933. On October 23, 2024, Goldman Sachs sent a letter to USARE to the same effect. Respectfully, we have not added a risk factor in connection with Goldman Sach’s resignation, as Goldman Sachs did not perform services for USARE in connection with the Business Combination

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP or Trevor G. Pinkerton at (713) 276-7329 of King & Spalding LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Michael Blitzer, Inflection Point Acquisition Corp. II
Joshua Ballard, USA Rare Earth, LLC
Trevor G. Pinkerton, Esq., King & Spalding LLP
Timothy P. FitzSimons, Esq., King & Spalding LLP

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